UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

333-128722-02

333-128722

Commission File Number

CAPITAL ONE AUTO FINANCE TRUST 2006-A

CAPITAL ONE AUTO RECEIVABLES, LLC

(Exact name of registrant as specified in its charter)

140 East Shore Drive

Room 1052-D

Glen Allen, Virginia 23059

(804) 290-6736

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Capital One Auto Finance Trust 2006-A, Class A-1 Asset-Backed Notes,

Class A-2 Asset Backed Notes, Class A-3 Asset Backed Notes, and Class A-4 Asset Backed Notes

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: 39

Pursuant to the requirements of the Securities Exchange Act of 1934, Capital One Auto Receivables, LLC, as Registrant, and Capital One Auto Finance Trust 2006-A, as Co-Registrant, have each duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized persons.

Date:	January 29, 2007

		By:	/s/ Richard Johns
Capital One Auto Receivables, LLC, as Registrant

Name: Richard Johns
Title: Assistant Vice President

		By:	/s/ Steve Richter
Capital One Auto Finance, Inc., as Administrator for Capital One Auto Finance Trust 2006-A, as Co- Registrant

Name: Steve Richter
Title:Assistant Vice President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

SEC 2069 (12-04)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.